UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of April 2023
Commission File Number: 001-38283

InflaRx N.V.
(Translation of registrant’s name into English)

Winzerlaer Str. 2
07745 Jena, Germany
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFLARX N.V.

On April 11, 2023, InflaRx N.V. (the “Company”) entered into an Underwriting Agreement with Raymond James & Associates, Inc., as representative of the several underwriters (the “Underwriters”) named in Schedule 1 therein, relating to the offering (the “Offering”) of an aggregate of  9,411,765 ordinary shares, nominal value €0.12 per share (the “Ordinary Shares”), of the Company. The public offering price for the Ordinary Shares is $4.25 per share. In addition, the Company granted the Underwriters a 30-day option to purchase up to an additional 1,411,764 ordinary shares, nominal value €0.12 per share (the “Option Shares” and, together with the Ordinary Shares, the “Shares”). The Offering is expected to close on or about April 14, 2023, subject to customary closing conditions.

The estimated gross proceeds from the Offering will be approximately $40 million, or approximately $46 million if the Underwriters exercise in full their option to purchase the Option Shares, before deducting the underwriting discount and estimated offering expenses.

The Offering is being made pursuant to the Company’s effective shelf registration statement on Form F-3 (File No. 333-239759), which was previously filed with the Securities and Exchange Commission, and a prospectus supplement, dated April 11, 2023, and the accompanying prospectus, dated July 17, 2020.

The Underwriting Agreement contains customary representations, warranties and agreements by the Company and customary conditions to closing, obligations of the parties and termination provisions. Additionally, the Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make because of any of those liabilities.

The foregoing description of the Underwriting Agreement is qualified in its entirety by reference to the complete text of the Underwriting Agreement, a copy of which is filed herewith as Exhibit 1.1 and is incorporated herein by reference.

A copy of the opinion of NautaDutilh N.V. relating to the legality of the issuance and sale of the Shares is attached as Exhibit 5.1.

INCORPORATION BY REFERENCE

This report on Form 6-K, including Exhibit 1.1 and 5.1, shall be deemed to be incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-239759) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX
Exhibit No.	Description
1.1	Underwriting Agreement, dated as of April 11, 2023, between InflaRx N.V. and Raymond James & Associates, Inc., as representative of the underwriters named in Schedule 1 therein
5.1	Opinion of Nauta Dutilh N.V.
23.1	Consent of NautaDutilh N.V. (included in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFLARX N.V.

Date: April 13, 2023	By:	/s/ Niels Riedemann
	Name:	Niels Riedemann
	Title:	Chief Executive Officer